Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO , Telephone +47 22544419
Per Sørlie, Man.Dir. Chemicals, Telephone +47 69118167

Date: 12.07.04

Inventory write-downs at Denofa and other specific accounting items in 2nd Quarter

Orkla's accounts for the second quarter will be affected by inventory write-downs at Denofa, by other extraordinary circumstances and by specific accounting items.

In the Chemicals area Denofa has seen wide fluctuations and imbalances in the soya bean market in 2004. The value of existing contracts and raw material stocks will be written down by approximately NOK 250 million. Contracts and inventories were hedged on the CBOT futures exchange, but the hedges proved ineffective under the unusual market and price conditions that have arisen of late. The imbalances between prices on the CBOT and the remaining world market are unprecedented. It has proven impossible to meet the requirement, specific to Norway, of 100% GMO-free soya beans while at the same time ensuring reliable, competitive prices for raw material deliveries to Norway without taking unacceptably high financial risk. The current system of purchasing a year's consumption of soya beans at a time will therefore be terminated. The write-down will be debited to "other costs" in the second quarter accounts. Market conditions for Denofa's soya bean business are expected to remain weak and the outlook uncertain. Raw material contracts already entered into and inventory stocks will meet operating needs until year-end.
Denofa will consider alternative patterns of operation in the second half-year. At year-end the business unit's fixed assets will have a book value of about NOK 185 million.

The Chemicals business has also decided to implement further restructuring at the Sarpsborg site involving manpower reductions and closure of the sulphuric acid plant, which has delivered heat energy to other production facilities. Investments made in new heat energy and SO2 solutions are designed to cut operating expenses by NOK 40-50 million in the medium term, and an associated restructuring provision of NOK 50 million will be made in the second quarter. This will be charged to "other costs".

The five-week-long transport strike in Norway is alone estimated to have negatively affected Orkla Foods' and Orkla Brands' pre-goodwill operating profit for the second quarter by a total of NOK 30-40 million, and is likely to affect third quarter figures by a further NOK 10 million. The ten-day-long journalists' strike is similarly estimated to have negatively affected Orkla Media's profit performance by NOK 5-10 million in the second quarter.

Orkla Eiendom has sold properties at Skøyen in Oslo for NOK 425 million. The sale will produce a book profit of just over NOK 180 million which will show in the second quarter accounts as "other revenues".